CTDC Enters into Agreement to Acquire a Solar Modules Manufacturer
Hong Kong – November 8, 2010 — China Technology Development Group Corporation (“CTDC”, the “Company” or “we”; NASDAQ: CTDC), a growing clean energy group based in China to provide solar energy products and solutions, announced today that CTDC has entered into a Stock Purchase Agreement (the “SPA”) with Linsun Renewable Energy Corporation Limited (“LSR”) and its stockholders, Goldpoly Company Limited (“Goldpoly”) and Mr. Liao Lin-Hsiang, to acquire 100% equity interest in LSR and its wholly owned subsidiary — Linsun Power Technology (Quanzhou) Corp. Ltd. (“LSP”) at a consideration of US$3.2 million, payable in shares of CTDC’s common stock at a price of US$3.01 per shares. Upon completion, LSP will become a wholly-owned subsidiary of CTDC.

LSP is a crystalline photovoltaic (“PV”) modules manufacturer with annual production capacity of about 65 megawatt (“MW”), located at Jinjiang Economic Development Zone in Fujian Province of China. LSP’s PV modules have been accredited with TÜV certificate and exported to European markets, including Germany, Italy and Czech Republic, etc.

“The acquisition of LSP will be achieving a significant milestone towards our development strategy in solar energy industry. Upon completion, we plan to expand LSP’s annual capacity to 100MW. Together with existing capacity of China Merchants Zhangzhou Development Zone Trendar Solar Tech Ltd. — another subsidiary of CTDC, our annual capacity of crystalline PV modules will be increased to 165MW, which will be ahead of our target capacity of 150 MW by the end of 2011,” said Mr. Alan Li, Chairman and CEO of CTDC. “Moreover, the acquisition will help us form a close relationship with Goldpoly, an upstream PV cells supplier, to ensure sufficient supply of raw material. Looking forward, we will leverage the synergies created by two companies to develop the Xiamen Bay into a renowned PV production base, so as to maximize our shareholders’ value.”

Mr. Liao Lin-Hsiang, CEO of LSP, said, “LSP is excited to join forces with CTDC. We believe the powerful support by CTDC will enable LSP to grow rapidly. In the future, we will strive to focus on improving product quality, exploring the international market, as well as offering superior products and services to our valuable customers.”

For more details regarding terms and conditions of the acquisition, please refer to our report on Form 6-K filed with the Securities and Exchange Commission.

About CTDC:
Established in 1995, CTDC has been listed on the US Nasdaq Stock Market since 1996. CTDC is a growing clean energy group in China, which provides solar energy products and solutions. CTDC’s major shareholder is China Merchants Group, a state-owned conglomerate in China (http://www.cmhk.com).
For more information, please visit www.chinactdc.com

About LSP:
Established in early 2010 and located at Jinjiang Economic Development Zone in Fujian Province of China, Linsun Power Technology (Quanzhou) Corp. Ltd. (“LSP”) is a crystalline PV modules manufacturer with annual production capacity of about 65MW.

Forward-Looking Statement Disclosure:
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2009 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Enquiry:
Company Contact
Selina Xing
PR/IR Department
Tel: +86 755 2669 8709 +852 3112 8461
Email: ir@chinactdc.com